EXHIBIT 99.19

INFORMATION CIRCULAR

for the

Annual General and Special Meeting

of

MERCATOR MINERALS LTD.

to be held on

Wednesday, August 31, 2011

YOUR VOTE IS EXTREMELY IMPORTANT.
PLEASE SUBMIT YOUR YELLOW PROXY TODAY.

INFORMATION CIRCULAR
Mercator Minerals Ltd.
1050 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6
Telephone:  (604) 694-0005
Fax: (604) 558-0085
Website:  http://www.mercatorminerals.com

(As at July 27, 2011, except as indicated)

Mercator Minerals Ltd. (the "Company") is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual and special general meeting (the "Meeting") of the Company to be held on Wednesday, August 31, 2011, and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

In addition, the Company has retained the services of Georgeson Shareholder Communications Canada Inc. ("Georgeson") in connection with the solicitation of proxies. For this service, and other advisory services, Georgeson will be paid a fee of up to $45,000 plus certain out-of-pocket expenses. You may contact Georgeson Shareholder Communications Inc., by telephone at 1-866-656-4104 toll-free in North America or 1-781-575-2168 outside of North America or by email at askus@georgeson.com.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy (the "Proxy").  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Trust Company of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.    For general inquiries, shareholders may contact Computershare as follows:

By Phone:	Within North America: 1-866-732-8683 Outside North America: 1-312-588-4290

By Fax:	Within North America: 1-866-249-7775 Outside North America: 1-416-263-9524

By Internet:	www.investorvote.com

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 245,972,823 shares were issued and outstanding at July 27, 2011.  Persons who are registered shareholders at the close of business on July 27, 2011 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, other than Pala Investments Holdings Limited which is the holder of 42,282,000 shares in the Company (representing approximately 17.19% of the shares of the Company as at July 27, 2011), as of the date of this Information Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, shares of the Company carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at eight (8).

The Company has an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, an Environment, Health and Safety Committee, and a Special Committee.  Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, controlled or directed, directly or indirectly (2)
Colin K. Benner(4)(7) British Columbia, Canada Director	Chairman of Capstone Mining Corp. from November 2008 to June 2011; Executive Chairman of Creston Moly Corp. from Oct. 2008 to June 2011; Vice Chairman and CEO of Skye Resources from Mar. 2008 to Sept. 2008; Executive Chairman of PBS Coals Ltd. from August 2007 to August 2008; Vice Chairman of Lundin Mining Corp. from April 2007 to March 2008; Vice Chairman and CEO of Lundin Mining Corp. from November 2006 to April 2007; Vice Chairman and CEO of EuroZinc Mining Corp. from December 2004 to October 2006	June 2011	223,532
John H. Bowles, FCA, FCIM(3) British Columbia, Canada Director	Retired Partner, PricewaterhouseCoopers (PwC) LLP, Chartered Accountants; Chartered Accountant; Corporate Director June 2006 to present	April 2011	Nil
Joseph M. Keane(3)(4) Green Valley, Arizona, U.S.A Director	Professional Engineer President, Keane Mineral Engineering LLC, mineral processing consulting corporation (2006-2008); President, KD Engineering Co., mineral engineering design corporation (1982-2006)	December 2009	11,850
D. Bruce McLeod British Columbia, Canada President and CEO	President and CEO the Company since June 22, 2011; President and CEO of Troon Ventures Ltd. from June 1989 to July 15, 2011; Principal of the Northair Group 1996 to July 6, 2011; President and CEO of Creston Moly Corp. from August 2009 to June 2011; formerly Executive Chairman of Sherwood Copper Corp. from September 2005 to November 2008	June 2011	602,124
Robert J. Quinn(5) (6) Texas, USA Director	Attorney, Quinn & Brooks LLP	September 2005	Nil

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, controlled or directed, directly or indirectly (2)
Stephen P. Quin(6)(7) British Columbia, Canada Director	President & CEO of Midas Gold Inc. (public mineral exploration company) since January 2011, President & COO of Capstone Mining Corp. (public mining company) from November 2008 to December 2010, formerly President & CEO of Sherwood Copper Corporation (public mining company) until its combination with Capstone (September 2005); Executive VP, Miramar Mining Corporation (public mineral exploration company) 1990 to 2005	February 2005	19,591
Gavin Thomas(3)(4)(5)(7) Australia Non-Executive Chairman and Director	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (since November 2004)	January 2005	46,839
Ronald Earl Vankoughnett (3)(4)(5)(7) British Columbia, Canada Director	Independent Businessman	May 2005	50,000
(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.
(2)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 27, 2011, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Special Committee.
(6)	Member of the Environment, Health and Safety Committee.
(7)	Member of the Corporate Governance and Nominating Committee.

No proposed Director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the Directors and executive officers of the Company acting solely in such capacity.

To the best of management’s knowledge, save for Colin K. Benner as is further discussed below, no proposed Director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)
was the subject, while the proposed Director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed Director was acting in the capacity as director, CEO or CFO of such company; or

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)
has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Mr. Benner was a director of Tahera Diamond Corporation which, on January 16, 2008, was granted creditor protection by the Ontario Superior Court of Justice under the Companies’ Creditors Arrangement Act (Canada). Mr. Benner resigned as a director of Tahera Diamond Corporation on September 29, 2008.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the amended National Instrument Form 51-102F6 ("Statement of Executive Compensation") which came into force on December 31, 2008 (the "Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company (to the extent required by the Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2010 and the other three most highly compensated executive officers of the Company as at December 31, 2010 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (each a "Named Executive Officer" or "NEO").  (All dollar values in the following table are denominated in US dollars unless otherwise stated.)

Summary Compensation Table

NEO Name and Principal Position	Year	Salary (US$)	Share-Based Awards	Option-Based Awards (US$)(1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans(2)	Long-term Incentive Plans
Michael L. Surratt, President and CEO(3)	2010 2009 2008	$460,000 $460,000 $460,000	N/A N/A N/A	Nil $1,455,707 Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$460,000 $1,919,707 $460,000
Raymond R. Lee, CFO(4)	2010 2009 2008	$220,000 $220,000 $220,000	N/A N/A N/A	Nil $867,424 Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$220,000 $1,087,424 $220,000
Gary Simmerman, VP Engineering(5)	2010 2009 2008	$204,616 $200,000 $200,000	N/A N/A N/A	Nil $722,854 Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$204,616 $922,854 $200,000
Craig Smith, Project Manager, Mineral Park Mine(6)	2010 2009 2008	$204,616 $200,000 $200,000	N/A N/A N/A	Nil $67,921 Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$204,616 $200,000 $200,000
Robert Spengler, Environmental manager, Mineral Park Mine(7)	2010 2009 2008	$204,616 $200,000 $200,000	N/A N/A N/A	Nil $639,463 Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	$204,616 $839,463 $200,000

(1)	The amounts in this column represent the fair value of stock options which is estimated on the date of grant using a Black-Scholes option pricing model. See discussion below.
(2)	There were no bonuses paid for these financial years.
(3)
Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the business combination of Creston Moly Corp.  Mr. Surratt was replaced as President and CEO by D. Bruce McLeod on June 22, 2011.

(4)	Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mark Distler. Mr. Lee ceased to be a Director of the Company effective June 22, 2011.
(5)
Effective September 26, 2010, the salaries for Messrs. Simmerman, Smith and Spengler were increased to $220,000 and the salary figures reflect the increased salary that was paid for the remainder of the most recently completed financial year.

The compensation amounts reported as Option Awards in the above table represent the estimated grant date fair value of the stock options granted during the year.  All of these stock options were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  The amounts reported do not represent the net cash proceeds received by the individuals from the exercise of stock options. See section entitled "Outstanding Share-Based Awards and Option-Based Awards" below for more information.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options at the date of grant. The following weighted-average assumptions were used in the valuation model:

	2010	2009	2008
Expected volatility	108%	83%	83%
Risk-free interest rate	2.31%	2.87%	2.87%
Expected life	54 months	60 months	60 months
Dividend yield	Nil	Nil	Nil

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which non-equity compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CDN$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (CDN$)
Michael L. Surratt, President and CEO(2)	166,667 400,000 800,000 500,000 500,000	$1.00 $3.30 $3.10 $1.65 $2.27	Jan. 11, 2011 Feb. 21, 2012 Mar. 16, 2012 May 2, 2014 Dec. 23, 2014	$495,001 $268,000 $696,000 $1,160,000 $850,000	Nil	Nil
Raymond R. Lee, CFO(3)	150,000 300,000 300,000	$3.30 $1.65 $2.27	Feb. 21, 2012 May 2, 2014 Dec. 23, 2014	$100,500 $348.000 $510,000	Nil	Nil
Gary Simmerman, VP Engineering and Mine Manager	200,000 250,000 250,000	$3.30 $1.65 $2.27	Feb. 21, 2012 May 2, 2014 Dec. 23, 2014	$134,000 $464,000 $425,000	Nil	Nil
Craig Smith, Project Manager, Mineral Park Mine	200,000	$3.30	Feb. 21, 2012	$134,000	Nil	Nil
Robert Spengler, Environmental Manager, Mineral Park Mine	100,000 250,000 200,000	$3.30 $1.65 $2.27	Feb. 21, 2012 May 2, 2014 Dec. 23, 2014	$67,000 $580,000 $340,000	Nil	Nil

1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $3.97, and the exercise or base price of the option.

(2)
Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the business combination of Creston Moly Corp.  Mr. Surratt was replaced as President and CEO by D. Bruce McLeod on June 22, 2011.

(3)	Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mark Distler. Mr. Lee ceased to be a Director of the Company effective June 22, 2011.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards - Value Vested During The Year (1) (US$)	Share-Based Awards - Value Vested During The Year (US$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (US$)
Michael L. Surratt, President and CEO(2)	$95,190	Nil	Nil
Raymond R. Lee, CFO(3)	$57,114	Nil	Nil-
Gary Simmerman, VP Engineering and Mine Manager	$47,595	Nil	Nil
Craig Smith, Project Manager, Mineral Park Mine	Nil	Nil	Nil
Robert Spengler, Environmental Manager, Mineral Park Mine	$38,076	Nil	Nil

(1)
This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)
Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the business combination of Creston Moly Corp. Mr. Surratt was replaced as President and CEO by D. Bruce McLeod on June 22, 2011.

(3)	Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mark Distler. Mr. Lee ceased to be a Director of the Company effective June 22, 2011.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation plan for the Named Executive Officers.

Termination and Change of Control Benefits

Effective June 1, 2010, the Company entered into amended employment agreements with the Named Executive Officers’, replacing the employment agreements that had been previously in place, reducing the amounts payable on termination of the NEO’s employment by either Mercator or the NEO following a change of control of the Company, or by the Company at any time without notice for just cause, or at any time without any advance notice other than for just cause. The NEOs' employment agreements provide for the payment of compensation upon termination of the NEO's employment by either the Company or the NEO following a change of control of the Company, or by the Company at any time without notice for just cause, or at any time without any advance notice other than for just cause.

In the event of termination for reasons other than just cause, the NEO will be entitled to receive an amount equal to 24 months’ salary (less any required withholdings).

If, within a 24 month period following the effective date of a change of control (a) the Company terminates the NEO but excluding termination for cause; or (b) the NEO terminates employment with the Company for good reason, then the NEO will be entitled to a lump sum payment equal to three times his annual compensation (i.e., salary and bonus).  Any such termination requires two months' written notice by either the Company in connection with an involuntarily termination or by the NEO if the NEO terminates employment for good reason.

In lieu of monies payable to a NEO under the prior paragraph on a change of control, a NEO may elect, on ten days' written notice, to voluntarily terminate his employment with the Company for any reason beginning six months following a change of control and extending for a window period of 30 days thereafter, in which case the NEO will be entitled to a lump sum payment equal to three times his annual compensation (i.e., salary and bonus).

The employment agreements for Michael L. Surratt (the President and CEO of the Company as at the end of the most recently completed financial year, but who was replaced by D. Bruce McLeod on June 22, 2011) and Raymond R. Lee (the CFO of the Company as at the end of the most recently completed financial year, but who was replaced by Mark Distler on January 15, 2011) provided that, in the event of a change of control, Mr. Surratt will be entitled to receive a change of control bonus of US$460,000 and that Mr. Lee will be entitled to a change of control bonus of US$220,000. Additionally, the agreements provided that following the termination of employment of Messrs. Surratt and Lee after a change of control, the Company, upon request by either of Messrs. Surratt or Lee, as applicable, shall enter into a consulting agreement with either of Messrs. Surratt or Lee, as applicable, whereby either of Messrs. Surratt or Lee, as applicable, will provide consulting services to Mercator, as a non-employee for a period of 24 months and 12 months respectively, at a monthly fee equal to 1/12 of the salary in effect on the date of termination. Please see the chart on the following page for further details.

The employment agreements were approved by the Company’s Compensation Committee and the Board of Directors. In each agreement, a "change of control" is defined as the occurrence of any one or more of the following events:

(A)
The consummation of a merger, amalgamation, or arrangement of the Company with any other person or persons different from the persons holding equity securities of the Company immediately prior to the transaction, other than (a) a merger, amalgamation, or arrangement which would result in the equity securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 60% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, amalgamation, or arrangement; or  (b) a merger, amalgamation, or arrangement effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 30% of the combined voting power of the Company’s then outstanding equity securities;

(B)	Any person (other than the Company and any entity owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of equity securities of the Company), is or becomes the beneficial owner, directly or indirectly, of equity securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities;

(C)
During any period of not more than six consecutive months, individuals who at the beginning of such period constitute the Company’s Board of Directors cease for any reason to constitute at least a majority thereof; or

(D)	Any other transaction which the Company’s Board of Directors designates as a change of control.

The following chart shows the amounts payable to the NEOs as at the end of the most recently completed financial year stated in US Dollars, in the event of a termination of the NEO by the Company without cause where no change of control has taken place, for a change of control, and for a termination by the Company or by the NEO following a change of control, in each case assuming that the termination, and change of control if any, took place as at December 31, 2010.

Named Executive Officer	Termination by the Company if No Change of Control (1)	Change in Control Bonus (2)	Termination by the Company Post Change of Control (3)	Termination by NEO Post Change of Control (4)
Michael L. Surratt President & CEO(5)	$920,000	$460,000	$2,115,000	$2,115,000
Raymond R. Lee, CFO(6)	$440,000	$220,000	$840,000	$840,000
Gary Simmerman, VP Engineering and Mine Manager	$400,000	Nil	$600,000	$600,000
Craig Smith, Project Manager, Mineral Park Mine	$400,000	Nil	$600,000	$600,000
Robert Spengler, Environmental Manager, Mineral Park Mine	$400,000	Nil	$600,000	$600,000

(1)	Consists of 24 months' salary in the year in which termination occurs to which each of the NEOs would have been entitled as at December 31, 2010.
(2)	The bonus payable to each NEO in the event of a change of control.
(3)
The estimated payment to the NEO upon termination by the Company following a change of control, in addition to the change of control payment previously paid.  Consists of three times the total of the annual salary in the year in which termination occurs and an amount equal to the highest annual bonus paid to each of the NEOs within the four most recent years.  The termination by the Company must occur within 24 months of the control of control.  See also footnote (5).

(4)
The estimated payment to the NEO upon termination by the NEO following a change of control, in addition to the change of control payment previously paid.  Consists of three times the total of the annual salary in the year in which termination occurs and an amount equal to the highest annual bonus paid to each of the NEOs within the four most recent years. The termination by the NEO must occur within six months of the change of control or, if certain triggering events related to the NEO's conditions of employment occur after the change of control, within 24 months of the change of control.

(5)
Mr. Surratt resigned as President & CEO, and as a Director, of the Company effective June 22, 2011 in conjunction with the business combination of Creston Moly Corp.  On his resignation as President and CEO, a retirement allowance of $2.575 million was payable to Mr. Surratt in connection with his resignation as the President and CEO of the Company.  The Company also entered into a 2 year consulting agreement with Mr. Surratt in accordance with the terms of his employment agreement, to serve as a consultant to the President and CEO.

(6)	Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mark Distler effective that same date. Mr. Lee ceased to be a Director of the Company effective June 22, 2011.

The Company has also entered into an employment agreement with the current CFO, Mark Distler. Among other things, the agreement provides for a salary of US$210,000 per annum. The remaining provisions of the employment agreement with Mr. Distler are similar to those of the previous CFO, as described previously in this Information Circular, except there is no provision for a change of control bonus payment or a consulting agreement in the event of a termination after a change of control.

On the closing of the acquisition of Creston Moly Corp, as disclosed above, Mr. Surratt resigned as the Company’s President and CEO, and D. Bruce McLeod was appointed President and CEO.  Effective June 22, 2011, the Company entered into an employment agreement with Mr. McLeod.  The employment agreement with Mr. McLeod provides for base salary at an annualized rate of CDN$400,000 and benefits, and the payment of compensation upon termination of Mr. McLeod's employment by either the Company or Mr. McLeod following a change of control of the Company, or by the Company at any time without notice for just cause, or at any time without any advance notice other than for just cause.

In the event of termination for reasons other than just cause, Mr. McLeod will be entitled to receive an amount equal to 15 months’ salary together with any accrued but unused vacation and unreimbursed expenses, plus one (1) additional month's salary for each completed year of employment with the Company (prorated for partial years), up to a maximum of twenty-four (24) months' salary (less any required withholdings).

If, within a 12 month period following the effective date of a change of control (a) the Company terminates Mr. McLeod but excluding termination for cause; or (b) Mr. McLeod terminates employment with the Company for good reason, then Mr. McLeod will be entitled to a lump sum payment equal to two and one-half (2 1/2) times his annual compensation (i.e., salary and bonus).  Any such termination requires two months' written notice by either the Company in connection with an involuntarily termination or by the NEO if the NEO terminates employment for good reason.

Mr. McLeod’s employment agreement was approved by the Company’s Compensation Committee and the Board of Directors. In the agreement, a "change of control" is defined as previously described above in relation to other employment agreements.

Composition of the Compensation Committee

The Compensation Committee is responsible for, among other things, reviewing and making recommendations to the Board of Directors with respect to the Company’s compensation policies and practices, reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chief Executive Officer, reviewing and approving the compensation of all other senior executive officers, and administering the Company’s stock option plan. The Compensation Committee bases its recommendations on the performance of the applicable individual and of the Company.  The Board (exclusive of the executive officers of the Company who are also members of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers.

The Compensation Committee periodically reviews the compensation paid to Directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

The Compensation Committee of the Board consists of Ronald Earl Vankoughnett (Chair), Colin K. Benner, Joseph M. Keane and Gavin Thomas, all of whom are considered independent for the purposes of NI 52-110, except for, except Mr. Benner, who served as the Executive Chairman of Creston Moly Corp., and who, on closing of the acquisition of Creston Moly Corp. by the Company effective June 22, 2011, received a severance payment of CDN$182,000 in connection with the terms of a consulting agreement with Creston Moly Corp.

Compensation Discussion and Analysis

The Company’s principal goal is to create value for its shareholders. The Company believes that the compensation of the Directors, officers and employees should be aligned with both the short and long term interests of the shareholders of the Company.

The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is sufficient to attract and retain experienced and talented executives. This objective also recognizes the fundamental value added by a motivated and committed management team. The Compensation Committee also believes that compensation design must recognize the cyclical nature of the mining industry.

To this end, the executive compensation program formulated by the Compensation Committee is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options. The program is structured to be competitive with a select group of comparative North American mining companies. A portion of the annual cash bonus is directly related to the overall performance of the Company.  In 2010, the Compensation Committee reviewed and set the executive compensation levels using the Coopers Consulting Limited 2009 National Mining Industries Salary Survey. The survey is a competitive analysis of the compensation paid to mining executives in Canada.  The Company participated in the Consulting Limited 2009 National Mining Industries Salary Survey for US Companies, as the Company’s operations are mainly in the United States, and the bulk of the Company’s expenses are incurred in US dollars.  The results of the 2009 Survey were used by the Compensation Committee in reviewing the compensation of the officers in connection with the 2010 fiscal year and the performance of the Company and the officers for 2010.

Base Salary

Base salary is the principal component of an executive officer’s compensation package.  To ensure that the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance as well as compensation practices of similar mining companies. In determining base salaries and bonuses, the Compensation Committee took into account the financial performance of the Company for 2010 and to date in 2011.

The level of the base salary for each employee of the Company is determined by the level of responsibility and the importance of the position to the Company and the officers’ individual responsibilities, experience, performance and contribution toward enhancing shareholder value, within competitive industry ranges.

By keeping base salaries at or near the average base salaries for the mining industry, the Company has more flexibility in tying reward to performance as a greater percentage of compensation earned by officers of the Company can be paid in the form of bonuses and stock option grants, which are payable at the discretion of the Company.

The Compensation Committee determines the base salaries and bonuses for senior management and employees of the Company.   Each of the Named Executive Officers has an employment contract with the Company which provides that the annual base salary of such executive is subject to review on an annual basis (see "Termination of Employment, Changes in Responsibility and Employment Contracts").

Bonus

The Chief Executive Officer of the Company presents recommendations to the Compensation Committee with respect to bonuses to be awarded to the other members of senior management and the other employees of the Company.  The Compensation Committee evaluates each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company.  Corporate performance is measured by reviewing personal performance and other significant factors, such as level of responsibility and importance of the position to the Company. The individual performance factor allows the Company to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.  The Compensation Committee then makes a determination of the bonuses, if any, to be awarded to each member of senior management and to the employees of the Company, which are reported to the Board of Directors of the Company.  In 2010, none of the members of the executive management team received a performance bonus for work done in 2009. To date in 2011, bonus allocations for the members of the executive management team have been deferred. As of the date of this Information Circular, no performance bonuses have been granted or paid to the executive management team for work done in 2010.

Stock Options

The Company grants long-term incentives to its executive officers in the form of stock options.

The purpose of the Company’s stock option plan is to develop the interest and incentive of eligible service providers, employees, officers and Directors in the Company’s growth and development by giving an opportunity to purchase common shares on a favourable basis, thereby advancing the interests of the Company, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Company to attract and retain skilled and motivated individuals.  Stock option grants are directly linked to increases in shareholder value and the individual’s contribution to that central goal.  The Company believes that stock options play an important role in building shareholder value by aligning the interests of officers with the interests of shareholders.  Options to purchase the Company’s shares are granted by the Compensation Committee at not less than the closing price of the Company’s shares on the Toronto Stock Exchange (the "TSX") on the business day immediately prior to the date of grant.

The Compensation Committee takes into account each executive’s stock option position, peer comparison group benchmark and individual performance when determining whether and how many new stock option grants will be made to an executive officer.

Under the Current Stock Option Plan (as defined below) there are currently options to purchase 11,863,850 common shares allocated and granted to Directors, officers, employees and consultants, representing approximately 4.82% of the issued shares of the Company on July 27, 2011.  Additionally, there are currently (i) 58,750 options to purchase common shares (representing approximately 0.02% of the issued shares of the Company on July 27, 2011) under the Stingray Copper Inc. option plan which the Company assumed as part of the Company’s acquisition of Stingray Copper Inc. in 2009, and (ii) 2,241,024 options to purchase common shares (representing approximately 0.91% of the issued shares of the Company on July 27, 2011) under the Creston Moly Corp. option plan which the Company assumed as part of the Company’s acquisition of Creston Moly Corp. in June of 2011.  No further options can be granted under either of the Stingray Copper Inc. option plan or the Creston Moly Corp. option plan, and the outstanding options under these plans are not included for the purposes of determining the maximum number of options issuable pursuant to the proposed New Fixed Stock Option Plan. See "Securities Authorized for Issuance Under Equity Compensation Plans" and "Approval of New Fixed Stock Option Plan" below for further details.

The Current Stock Option Plan and the Compensation Committee Charter provide that the Compensation Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual.  Individual performance measures that the Compensation Committee may implement may vary based on an executive’s ability to affect business results.

No options granted to the NEO’s and senior management during 2010.  In making the decision on option grants during 2010, the Compensation Committee considered individual performance and Company performance, including share price performance, operating and financial performance, corporate development and organizational development.

Options granted by the Compensation Committee under the Current Stock Option Plan are subject to approval by the Board of Directors. Options are not transferable. See "Current Stock Option Plan" for further discussion of the Current Stock Option Plan.

Current Stock Option Plan

The Company's stock option plan is administered by the entire Board of Directors, based on recommendations made by the Compensation Committee, and is intended to advance the interests of the Company through the motivation, attraction and retention of key employees, officers and Directors of the Company and subsidiaries of the Company and to secure for the Company and its shareholders the benefits inherent in the ownership of common shares of the Company by key employees, officers and Directors of the Company and subsidiaries of the Company. Each grant of options is approved by the Board of Directors of the Company.

The Company's current "rolling" stock option plan (the "Current Stock Option Plan") was originally adopted in 2000, amended in 2004, and subsequently amended again in 2005, to comply with the requirements for listing on the TSX.  TSX policies require that all unallocated options, rights or other entitlements ("unallocated entitlements") under a stock option plan that does not have a fixed maximum number of securities issuable be approved by shareholders (a 'renewal approval') every three years after institution of the stock option plan.   On June 26, 2008, at the Company’s meeting of the shareholders, the shareholders re-approved the Current Stock Option Plan and approved amendments of a housekeeping nature to the Current Stock Option Plan, principally to update terminology, and to incorporate amendments to the Current Stock Option Plan mandated by the TSX and other regulatory agencies.

The Current Stock Option Plan complies with the rules and policies of the TSX.  The number of common shares of the Company which may be subject to option under the Option Plan in favour of any one individual and in the aggregate is limited under the terms of the Option Plan and cannot be increased without shareholder and regulatory approval. Options granted under the Option Plan have a maximum term of ten years and are exercisable at a price per share determined by the Board of Directors of the Company at the time the option is granted, which price may not be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of the option. All grants of options are reviewed by the Compensation Committee and recommended to the Board of Directors for approval.

The Company plans to have shareholders approve a new fixed stock option plan at the Meeting (see "Approval of New Fixed Stock Option Plan" under "Particulars of Matters to be Acted Upon" below).

Benefits

Benefits provided to senior executives are designed to be competitive with industry practice and include health and life insurance, and certain perquisites such as automobile benefits.

Compensation of the Chief Executive Officer

The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of the Company, namely, annual salary and performance bonus and long-term incentives.

Consistent with the Company’s philosophy of targeting salaries and performance bonuses for the Company’s executive officers at median levels of executives in the Coopers Consulting Limited annual National Mining Industries Salary Survey, Mr. Surratt’s annual salary was intended to reflect annual salaries paid to the chief executive officers in the survey.

During 2010, Mr. Surratt was paid a salary at an annualized rate of US$460,000 in accordance with the terms of his employment agreement with the Company.  In connection with the completion of the arrangement with Creston Moly Corp. in June 2011, Mr. Surratt, agreed to step down as President and CEO of the Company and was replaced by D. Bruce McLeod. Immediately following his resignation, Mr. Surratt assumed an ongoing consulting role with the Company as discussed immediately below. (See also previous section entitled "Termination and Change of Control Benefits" for further details regarding such consulting arrangements.)

With the change to the post of President and CEO, the Board determined that the ongoing involvement of the Company’s development and operating team is essential to the success of expansion at Mineral Park and the developments of the El Pilar project and the El Creston project.  In order to protect shareholder value, and to secure the ongoing involvement of Mr. Surratt and his operating team, discussions between the relevant Board Committee Chairs (Mercator Special Committee & Compensation Committee), together with legal and financial advisors, commenced with respect to a separation agreement for Mr. Surratt.  Upon the recommendation of both the Mercator Special Committee and the Compensation Committee, Mr. Surratt and Mercator agreed to a separation payment in the order of $2.575 million and a two year consulting arrangement. The Company believes that Mr. Surratt will be able to provide essential advice to the newly merged company and save the Company more than this cost with respect to the ongoing development projects at El Pilar and El Creston.

As disclosed above under the section titled “Termination and Change of Control Benefits”, the Company entered into an employment agreement with Mr. McLeod as the Company’s new President and CEO, effective June 22, 2011, pursuant to which Mr. McLeod was paid a salary at an annualized rate of $400,000 in accordance with the terms of his employment agreement with the Company.

Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation, including compensation for the Company’s President and CEO and other executive officers.

Director Compensation

Compensation the most recently completed financial year for Directors who are also Named Executive Officers has already been disclosed above.  In 2009, the Company first implemented compensation arrangements, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or an expert, during the most recently completed financial year.  The comparator group of companies used by the Compensation Committee for director compensation included the following companies:

Amerigo Resources Ltd.	Corriente Resources Inc.	Capstone Mining Corp.

HudBay Minerals Inc.	Lundin Mining Corporation	North American Palladium Ltd.

Quadra Mining Ltd. (pre combination with FNX Mining Company)	Taseko Mines Limited	Thompson Creek Metals Company

During the Company’s most recently completed financial year, the Company’s Directors who are not also an executive officer each received a Directors’ fee of CDN$9,000 per quarter with each Director also receiving CDN$1,000 per meeting attended in person and CDN$500 per meeting attended by teleconference; the Chairman of the Board of Directors received an additional CDN$5,000 per quarter; the Chairman of the Audit Committee received an additional CDN$3,000 per quarter; the Chairman of other committees of the Board received an additional CDN$2,000 per quarter and members of other committees (other than the Chairman) also received CDN$1,000 per quarter for committee membership fees.

During the year ended December 31, 2010, a law firm of which Robert J. Quinn is a partner, was paid US$187,599 for legal services rendered by the firm.

The Company has the Current Stock Option Plan for the granting of incentive stock options to the officers, employees and Directors.  The purpose of granting options to the Directors of the Company is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders. As noted above, the Company plans to have shareholders approve a new fixed stock option plan at the Meeting (see "Approval of New Fixed Stock Option Plan").

The following table sets forth all amounts of compensation provided to each of the Directors, who are not Named Executive Officers, for the Company’s most recently completed financial year, including compensation for services, if any,  not related to their directorships:

United States currency
Director Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Joseph M. Keane	$40,295.01	Nil	$200,756.01	Nil	Nil	Nil	$241,051.02
Michael D. Lindeman(1)	$52,121.80	Nil	$200,756.01	Nil	Nil	Nil	$252,877.81
Stephen P. Quin	$44,306.02	Nil	$200,756.01	Nil	Nil	Nil	$245,062.03
Robert J. Quinn(2)	$46,149.71	Nil	$200,756.01	Nil	Nil	$187,599.00	$434,504.72
Gavin Thomas	$79,216.82	Nil	$200,756.01	Nil	Nil	Nil	$279,972.83
Ronald Earl Vankoughnett	$71,927.00	Nil	$200,756.01	Nil	Nil	Nil	$272,683.01

(1)	Mr. Lindeman resigned as a Director of the Company on April 25, 2011.

(2)	During the year ended December 31, 2010, a law firm of which Robert J. Quinn is a partner was paid US$187,599 for legal services rendered by such firm.
(3)
The amounts in this column represent the fair value of stock options which is estimated on the date of grant using a Black-Scholes option pricing model. See previous discussion below the Summary Compensation Table disclosure in the "Executive Compensation" of this Information Circular.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period, at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) (CDN$)	Number of Shares Or Units Of Shares That Have Not Vested (#)	Market or Payout Value Of Share-Based Awards That Have Not Vested (CDN$)
Joseph M. Keane	6,250(2) 12,500(2) 12,500(2) 12,500(2) 100,000	$4.80 $4.80 $3.00 $1.88 $2.48	April 27, 2012 June 28, 2012 June 18, 2013 June 17, 2014 Jan. 4, 2015	Nil Nil $12,125 $26,125 $149,000	Nil	Nil
Michael D. Lindeman(3)	50,000 50,000 50,000 100,000 100,000	$2.09 $3.30 $3.10 $1.65 $2.48	May 19, 2011 Feb. 21, 2012 Mar. 16, 2012 May 2, 2014 Jan. 4, 2015	$94,000 $33,500 $43,500 $232,000 $149,000	Nil	Nil
Stephen P. Quin	50,000 50,000 25,000 100,000 100,000	$2.09 $3.30 $3.10 $1.65 $2.48	May 19, 2011 Feb. 21, 2012 Mar. 16, 2012 May 2, 2014 Jan. 4, 2015	$94,000 $33,500 $21,750 $232,000 $149,000	Nil	Nil
Robert J. Quinn	50,000 50,000 50,000 100,000 100,000	$2.09 $3.30 $3.10 $1.65 $2.48	May 19, 2011 Feb. 21, 2012 Mar. 16, 2012 May 2, 2014 Jan. 4, 2015	$94,000 $33,500 $43,500 $232,000 $149,000	Nil	Nil
Gavin Thomas	50,000 50,000 50,000 100,000 100,000	$2.09 $3.30 $3.10 $1.65 $2.48	May 19, 2011 Feb. 21, 2012 Mar. 16, 2012 May 2, 2014 Jan. 4, 2015	$94,000 $33,500 $43,500 $232,000 $149,000	Nil	Nil
Ronald Earl Vankoughnett	50,000 50,000 50,000 100,000 100,000	$2.09 $3.30 $3.10 $1.65 $2.48	May 19, 2011 Feb. 21, 2012 Mar. 16, 2012 May 2, 2014 Jan. 4, 2015	$94,000 $33,500 $43,500 $232,000 $149,000	Nil	Nil
(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was CDN$3.97, and the exercise or base price of the option.

(2)
Mr. Keane became a Director of the Company upon the completion of the Company’s acquisition of Stingray Copper Inc. on December 21, 2009.  The options identified by the note above are options that were granted to Mr. Keane as a director of Stingray Copper Inc.  Under the arrangement with Stingray Copper Inc., all Stingray options were exchanged for converted options to purchase shares in the capital of the Company at the rate of 0.25 of one Company share in lieu of one Stingray share, on the same terms and conditions as the original Stingray option. See "Securities Authorized for Issuance Under Equity Compensation Plans" for further details.

(3)	Mr. Lindeman resigned as a Director of the Company on April 25, 2011.

Incentive Plan Awards - Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards - Value Vested During The Year (1) (CDN$)	Share-Based Awards - Value Vested During The Year (2) (CDN$)	Non-Equity Incentive Plan Compensation - Value Earned During The Year (CDN$)
Joseph M. Keane	$11,000	N/A	Nil
Michael D. Lindeman(3)	$11,000	N/A	Nil
Stephen P. Quin	$11,000	N/A	Nil
Robert J. Quinn	$11,000	N/A	Nil
Gavin Thomas	$11,000	N/A	Nil
Ronald Earl Vankoughnett	$11,000	N/A	Nil

(1)
This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	This amount is the dollar value realized computed by multiplying the number of shares or units by the market value of the underlying shares on the vesting date.
(3)	Mr. Lindeman resigned as a Director of the Company on April 25, 2011.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for CDN$100 invested in common shares of the Company, for the last five years, with the cumulative total return of the S&P/TSX Composite index.  The common share trading data is as reported by the TSX.  The value of each year represents the closing price as of December 31 on that year.

	2005	2006	2007	2008	2009	2010
ML	$100.00	$275.51	$925.51	$40.82	$253.06	$405.10
TSX Composite	$100.00	$114.51	$122.72	$79.73	$104.20	$119.26

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers over the same period. Over the five years, the Compensation Committee established compensation objectives believed appropriate during the evolution of the Company from an exploration company to its current position as an emerging copper and molybdenum producer, and compensation to executive officers increased nominally. The share price of exploration companies and copper and molybdenum producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of the end of the most recently completed financial year with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	10,869,117 58,750(1)	$2.73 $3.41	8,893,030 Nil
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	10,927,867(2)(3)	$2.74	8,893,030
(1)
These options are the remaining converted Stingray options outstanding from the Company’s acquisition of Stingray Copper Inc. in 2009, and are subject to the provisions of the Stingray Copper Inc. option plan.  No further options may be granted under the Stingray Copper Inc. option plan and these options are not included for the purposes of determining the maximum number of shares issuable under the Current Stock Option Plan or the New Fixed Stock Option Plan.

(2)
Subsequent to the end of the most recently completed financial year, the Company completed the acquisition of Creston Moly Corp.  As part of the transaction, the options outstanding were converted to options to purchase shares in the Company at the ratio of .15 Company shares for each option to purchase a share in Creston Moly Corp.  The Converted Creston options are subject to the provisions of the Creston Moly Corp. option plan.  No further options may be granted under the Creston Moly Corp. option plan and these options are not included for the purposes of determining the maximum number of shares issuable under the Current Stock Option Plan or the New Fixed Stock Option Plan.

(3)
As at the date of this Information Circular, there were 58,750 converted options outstanding under the Stingray Copper Inc. option plan, 2,241,024 converted options outstanding under the Creston Moly Corp. plan, and 11,863,850 options outstanding under the Current Stock Option Plan, representing an aggregate total of 14,163,624 common shares of the Company to be issued on the exercise of outstanding options.

The following is a summary of the principal features of the Current Stock Option Plan, which authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Current Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a) the number of common shares of the Company reserved for issuance to insiders exceeding 10% of the outstanding issue; or

(b) the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

(c) the issue to any one participant or any one person who is an insider of the Company within a one year period of more than 5% of the outstanding issue.

The 'outstanding issue' is the number of common shares of the Company outstanding immediately prior to any option grant.

2. The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Current Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant.  Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Current Stock Option Plan, and any exercises of stock options will make new grants available under the Plan.

3. All unallocated entitlements under the Current Stock Option Plan must be approved and ratified by shareholders every three years.

4. The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

5. The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

6. The expiry date of an option is the specified expiry date in the option agreement, and in any event, may have a maximum term of ten years.

7. The options can be exercised by the optionee as long as the optionee is a Director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 90 days after ceasing to be a Director, officer, employee or service provider (or such longer period as may be specified in an employment contract) or, if the optionee dies, within one year from the date of the optionee's death.  If the optionee ceases to be employed or engaged by the Company or its subsidiaries for cause, each option held by the optionee shall be cancelled effective immediately as of the date of termination.  Each option held by any optionee performing or engaged in investor relations activities for the Company shall be exercisable at any time up to but not after the earlier of the Expiry Date of that option and the date which is 30 days after the optionee ceases to be engaged in investor relations activities for the Company.

8.  The Board may from time to time in the absolute discretion of the Board amend, modify and change the provisions of an option granted under the Current Stock Option Plan, or the Current Stock Option Plan, without obtaining approval of shareholders to:

(a) make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority;

(b) change vesting provisions of an option or the Current Stock Option Plan;

(c) change the termination provisions of an option or the Current Stock Option Plan which does not entail an extension beyond the original expiry date of the option or the Current Stock Option Plan;

(d) change the termination provisions of an option or the Current Stock Option Plan which does entail an extension beyond the original expiry date of the option or the Current Stock Option Plan for an optionee who is not an insider;

(e) reduce the exercise price of an option for an optionee who is not an insider;

(f) implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the Current Stock Option Plan; and

(g) make any other amendments of a non-material nature which are approved by the TSX.

All other amendments, modifications or changes to the Current Stock Option Plan shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company given by the affirmative vote of a majority of the shares represented at the meeting of the shareholders of the Company at which a motion to approve the Current Stock Option Plan or an amendment thereto.  Any amendment, modification or change of any provision of the Current Stock Option Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

9. Stock options granted under the Current Stock Option Plan carry with them associated stock appreciation rights which allow a holder of an option under the Plan to elect not to exercise all or a portion of options held and instead receive the number of common shares of the Company disregarding fractions, which, when multiplied by the 'fair value' of the common shares to which an option relates (determined as the weighted average market price for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes.

The approval of the unallocated entitlements under the Current Stock Option Plan was not submitted within the three year required period for approval and ratification by the shareholders, and as such, no further options may be granted under the Current Option Plan.  The options currently outstanding continue to be governed by the terms and conditions of the Current Option Plan.  The Company plans to have shareholders approve a new fixed stock option plan at the Meeting (see "Approval of New Fixed Stock Option Plan" under "Particulars of Matters to be Acted Upon" below).

Other Equity Compensation Plans

As noted in the table above, 2,299,774 common shares in the Company are issuable upon exercise of outstanding options pursuant to stock option plans that the Company inherited through acquisitions of other entities that are now subsidiaries of the Company. Details regarding such options are outlined below.

On June 22, 2011, the Company completed an arrangement under the Business Corporations Act (British Columbia) with Creston Moly Corp., pursuant to which Mercator acquired all of the issued and outstanding shares of Creston Moly Corp., and it became a wholly owned subsidiary of the Company. As part of this arrangement, all holders of Creston Moly Corp. options  became entitled to receive shares in the Company upon exercise of such options (the "Creston Options"). A total of 2,241,024 such Creston Options remain outstanding as of the date of this Information Circular. Each such Creston Option continues to be governed by and be subject to the terms of the Creston stock option plan and any applicable stock option agreement thereunder.

On December 21, 2009, the Company completed a business combination with Stingray Copper Inc. ("Stingray") by way of plan of arrangement under the Canada Business Corporations Act. Upon completion of the business combination, Stingray became a wholly-owned subsidiary of the Company. As part of the combination, all outstanding options to acquire common shares of Stingray were exchanged for options to purchase 0.25 of one share in lieu of one Stingray option (the "Stingray Options"). A total of 58,750 Stingray Options remain outstanding as of the date of this Information Circular and such options remain subject to the same terms and conditions as the original Stingray option under the Stingray option plan and any applicable stock option agreement thereunder.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)
whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed, no informed person or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors and the appointment of auditors.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of eight (8) Directors.  All are considered independent for the purposes of National Instrument 58-101, with the exception of D. Bruce McLeod, who is the current President and CEO of the Company; Colin K. Benner, who served as the Executive Chairman of Creston Moly Corp., and who, on closing of the acquisition of Creston Moly Corp. by the Company effective June 22, 2011, received a severance payment of CDN$182,000 in connection with the terms of the consulting agreement with Creston Moly Corp.; and Robert J. Quinn, who is a partner of a law firm which rendered legal services to the Company during the most recently concluded financial year and which billed the Company US$187,599 for these services rendered.  As such, a majority of the Directors of the Company are independent.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis, directly to the Board.  The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board.  The Board considers that management is effectively supervised by the independent Directors on an informal basis as the independent Directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.  The independent Directors, in the past, have not held regularly scheduled meetings of the independent Directors, without the members of management present, however it is anticipated that regularly scheduled meetings will be held.  To facilitate open and candid discussion among the independent Directors, however, the independent Directors are able to meet at any time without any members of management including the non-independent Directors being present.  The independent Directors held one formal meeting without management or the management directors present during the last financial year, with a number of informal meetings of the non management Directors without management or the management directors present.  Further supervision is performed through the Audit Committee which is composed entirely of independent Directors who meet with the Company's auditors without management being in attendance.  The independent Directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through having an independent Chair of the Board.  The Board has appointed Mr. Gavin Thomas, an independent Director, as non-executive Chair of the Board.

The Audit Committee is composed of all independent Directors (based upon the tests for independence set forth in National Instrument 52-110), who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table.

Name of Director	Name of Reporting Issuer
Colin K. Benner	Adriana Resources Inc. Aurico Gold Inc. Corsa Capital Ltd. Dalradian Resources Inc. Lundin Mining Corporation Redzone Resources Ltd. Troon Ventures Inc.
John Bowles	Boss Power Corp. Hecla Mining Company
D. Bruce McLeod	Kaminak Gold Corporation Troon Ventures Inc.

Stephen P. Quin	Troon Ventures Ltd. Midas Gold Corp. Chalice Gold Mines Ltd.
Robert J. Quinn	Formation Metals Inc. North American Palladium Ltd. Great Western Minerals Group Ltd.
Gavin Thomas	Kingsgate Consolidated Limited Laguna Resources Ltd.

Interlocking Boards

The following Directors of the Company currently serve together on interlocking boards:

Directors serving on interlocking Boards	Name of other company
Colin K. Benner, D. Bruce McLeod and Stephen P. Quin	Troon Ventures Inc.

Participation of Directors in Board Meetings

During 2010, the Board held two (2) formal board meetings and one (1) meeting of the non management directors (with a number of informal meetings of the non management Directors), the Audit Committee met ten (10) times, the Compensation Committee met five (5) times and the Special Committee met five (5) times. The Environment Health and Safety Committee did not meet during 2010.  Subsequent to December 31, 2010, the Board struck a Corporate Governance and Nominating Committee.  The following table provides details of the attendance record of each Director for all board meetings and applicable committee meetings held in 2010:

Name	Board Meetings	Committee Meetings(1)
Joseph M. Keane(2)	3 of 3 Board Meetings	Audit 3 of 10
Raymond R. Lee(3)	2 of 3 Board Meetings	N/A
Michael D. Lindeman(4)	3 of 3 Board Meetings	Audit 3 of 10 Compensation 5 of 5
Robert J. Quinn	3 of 3 Board Meetings	Special 5 of 5
Stephen P. Quin	2 of 3 Board Meetings	N/A
Michael L. Surratt(5)	2 of 3 Board Meetings	N/A
Gavin Thomas	3 of 3 Board Meetings	Audit 10 of 10 Compensation 5 of 5 Special 5 of 5
Ronald Earl Vankoughnett	3 of 3 Board Meetings	Audit 10 of 10 Compensation 5 of 5 Special 5 of 5
(1)	"Audit" refers to the Audit Committee. "Compensation" refers to the Compensation Committee. "Special" refers to the Special Committee.
(2)	Mr. Keane did was not appointed as a member of the Audit Committee or the Compensation Committee until October 25, 2010.
(3)	Mr. Lee resigned as CFO of the Company effective January 15, 2011, and was replaced by Mark Distler. Mr. Lee ceased to be a Director, of the Company, effective June 22, 2011.
(4)	Mr. Lindeman resigned as a Director of the Company on April 25, 2011.
(5)	Mr. Surratt resigned as a Director of the Company, and as President and CEO, effective June 22, 2011 in conjunction with the business combination of Creston Moly Corp.

The Board met informally during the year and received updates on the progress of the Company from management.  All other business was conducted by consent resolution and informal updates.

Board Mandate

The Board has adopted terms of reference for the Board, the text of which is attached as Schedule "A" to this Information Circular.

Position Descriptions

The Board of Directors has not developed written position descriptions for the Chairman, the chairman of any Board committees or the Chief Executive Officer. The Board delineates the role and responsibilities of the Chair through reference to industry norms, past practice and through discussions at Board meetings. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO and senior management, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new Directors and continuing education for Directors.  Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.  The appointment of a new Director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company.  The Board, with the assistance of counsel, keeps itself appraised of changes in the duties and responsibilities of Directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Board has adopted an Ethics and Conflict of Interest Policy (the "Code") that is posted on its website at www.mercatorminerals.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a Director or executive officer that constitutes a departure from the Code.

Under the Code, Directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

In March 2011, the Board of Directors struck a Corporate Governance and Nominating Committee.  The Corporate Governance and Nominating Committee, has responsibility for identifying potential Board candidates.  The members of the Corporate Governance and Nominating Committee are Stephen P. Quin, Chair, Colin K. Benner (who joined the Committee after the closing of the acquisition of Creston Moly Corp.), Gavin Thomas, Robert J. Quinn and Ronald Earl Vankoughnett, all of whom are considered independent for the purposes of NI 52-110, except for, except Mr. Benner, who served as the Executive Chairman of Creston Moly Corp., and who, on closing of the acquisition of Creston Moly Corp. by the Company effective June 22, 2011, received a severance payment of CDN$182,000 in connection with the terms of a consulting agreement with Creston Moly Corp.  The Corporate Governance and Nominating Committee, assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Boards and representatives of the mining industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Company has a Compensation Committee which is composed entirely of independent Directors, and has general responsibility for developing the Company’s approach to Director and officer compensation.  The Board adopted a mandate for the Compensation Committee, and pursuant to its mandate, the Compensation Committee is responsible for the following:

●	Review annually and recommend for approval to the Board, the compensation philosophy and remuneration policy for the Company.

●	Review annually and recommend for approval to the Board, the compensation arrangements for the CEO and senior executives and their respective performance objectives.

●	Conduct annually and report to the Board, the results of performance appraisals of the CEO and senior executives.

●	Review annually and recommend for approval to the Board, grants of stock options to the Chairman of the Board, the Directors of the Company, CEO and senior executives.

●	Review annually the Company's employee incentive and benefit plans and review and recommend for approval to the Board any amendments thereto.

●	Review annually and recommend for approval to the Board management's succession plan including the appropriateness of the current and future organizational structure of the Company.

●	Review management's reports to the Compensation Committee on human resource issues.

●	Review annually and recommend for approval to the Board the executive compensation disclosure of the Company in its management information circular.

●	Review annually and recommend for approval to the Board the compensation arrangements for the Directors of the Company and the Chairman of the Board.

●	Review annually and report to the Board on the adequacy of the Compensation Committee's terms of reference.

The Compensation Committee examines the compensation with reference to industry standards for companies of a similar size and nature.  In August 2010, the Compensation Committee obtained a copy of the Coopers Consulting Limited 2010 National Mining Industries Salary Survey.  The survey provides an analysis of the compensation paid to mining executives in Canada.  In 2011, the Compensation

Committee reviewed the compensation paid to management in light of the Survey and made recommendations to the Board.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the Directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, Compensation Committee annually reviews the performance of the CEO and senior management in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

No compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist in determining compensation for any of the Company's Directors and officers.

Further details regarding the Company's compensation policies are discussed in the "Compensation Discussion and Analysis" section of this Information Circular.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee, the Company has a Special Committee and an Environment, Health and Safety Committee, each of which is further described below.

Special Committee

In December 2007, the Company struck a Special Committee of the Board, and it is currently comprised of Robert J. Quinn (Chairman), Gavin Thomas and Ronald Earl Vankoughnett.  All members of the Special Committee are considered independent for the purposes of NI 52-110, except for Mr. Quinn who is a partner of a law firm that has rendered legal services to the Company during the year.

The Special Committee has not been assigned a specific mandate, however the Special Committee has been given the task to assist management with the review and negotiation of any transaction that the Company may consider and to provide the Board of Directors with advice and recommendations relating thereto.

Environment, Health and Safety Committee

In January 2010, the Company struck an Environment, Health and Safety Committee of the Board and it is currently comprised of Stephen P. Quin (Chairman), Robert J. Quinn and one vacancy.  Mr. Quin, who serves as the Chairman of the Environment, Health and Safety Committee, is currently the only member of the Environment, Health and Safety Committee considered independent for the purposes of NI 52-110.  Mr. Quinn is a partner of a law firm that has rendered legal services to the Company during the year.

The Environment, Health and Safety Committee has not been assigned a specific mandate, however the Committee has been given the task to assist management with the review and consideration of matters relating to the environment, health and safety issues and to provide the Board of Directors with advice and recommendations relating thereto.

As Management regularly updates the Directors on the operations of the Company and the size of the Company’s operations does not warrant a larger Board of Directors, the Board has determined that additional committees are not necessary at this stage of the Company’s development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company’s development.  To satisfy itself that the Board, its committees and the individual Directors are performing effectively, the Board conducts informal annual assessments of the effectiveness of the Board, each of its committees and the individual Directors.  To assist in its review, the Board conducts informal surveys of its Directors, and obtains reports from each committee respecting its own effectiveness.  As part of the assessment process, the Board or an individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE DISCLOSURE

The Company's Audit Committee is governed by a written charter that sets out its mandate and responsibilities.  A copy of this charter and the disclosure on the Audit Committee required by National Instrument 52-110 is contained under the heading "Committees of the Board of Directors – Audit Committee" in the Company's Annual Information Form for the year ended December 31, 2010 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the election of Directors, the matters described below will be acted upon at the Meeting.

Appointment and Remuneration of Auditor

Effective August 13, 2010, BDO Canada LLP, Chartered Accountants, of Vancouver, British Columbia (the "Former Auditor"), resigned as auditors of the Company and KPMG LLP, Chartered Accountants, of Vancouver, British Columbia (the "Successor Auditor") agreed to act as the Company’s auditors.

The determination to change the auditor of the Company during 2010 was not as a result of any reportable event, as that term is defined in section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations ("NI 51- 102"). In accordance with section 4.11 of NI 51-102, the reporting package (as that term is defined in section 4.11 of NI 51-102), which is comprised of the notice of change of auditor of the Company and the response letter of each of BDO Canada LLP, Chartered Accountants, and KPMG LLP, Chartered Accountants, is attached as Schedule "B" to this Information Circular.

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders of the Company at a remuneration to be fixed by the Directors. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company.

Approval of New Fixed Stock Option Plan

The Board of Directors has determined that it would be in the best interests of the Company to adopt a new, fixed stock option plan (the "New Stock Option Plan") under which a maximum of up to 24,597,282 shares are issuable, representing approximately 10% of the Company's outstanding shares as at the date of this Information Circular. At the Meeting, shareholders will be asked to consider, and if deemed advisable, pass a resolution approving the New Stock Option Plan.

As is the case with the Current Stock Option Plan, the purpose of the New Stock Option Plan is to develop the interest and incentive of eligible service providers, employees, officers and Directors in the

Company’s growth and development by giving an opportunity to purchase common shares on a favourable basis, thereby advancing the interests of the Company, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Company to attract and retain skilled and motivated individuals.  The Board of Directors and management have determined that a fixed option plan is consistent with other companies in the Company’s peer group, and best serves the interests of the shareholders of the Company by aligning the compensation of the Directors, officers, service providers and employees with both the short and long term interests of the shareholders of the Company.  The New Stock Option Plan will become effective upon its approval by the Shareholders at the Meeting and receipt of necessary regulatory approvals.  The Board of Directors approved the New Stock Option Plan on July 29, 2011.

The New Stock Option Plan will be a fixed stock option plan pursuant to which options on up to 24,597,282 common shares of the Company (representing approximately 10% of the Company's issued and outstanding shares as the date of this Information Circular) may be issued to directors, officers, employees and service providers of the Company. If the New Stock Option Plan is approved by shareholders at the Meeting, no new stock options will be granted under the Current Stock Option Plan, which is a 10% rolling stock option plan, after the date of the Meeting, but the 11,863,850 stock options currently outstanding under the Current Stock Option Plan as of the date of this Information Circular will remain outstanding and subject to the terms of the Current Stock Option Plan. For clarity, the Stingray Options and the Creston Options shall not be included for the purposes of determining the maximum number of shares issuable under the New Fixed Stock Option Plan, but any options under either the Current Stock Option Plan or the New Stock Option Plan that are cancelled, terminated or expire without being exercised shall remain available for issuance under the New Stock Option Plan.

If the shareholders approve the New Stock Option Plan at the Meeting, stock options will only be granted under the New Stock Option Plan to the extent that the aggregate number of options outstanding under the New Stock Option Plan and the Current Stock Option Plan does not exceed 24,597,282.

Other key terms of the New Stock Option Plan are summarized as follows:

●
Options may be granted to Directors, officers, employees and service providers (defined in the New Stock Option Plan to include other person or company, or any employee, officer or director of such company, engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company) of the Company.

●
The maximum number of shares issuable under the New Stock Option Plan is 24,597,282 common shares, representing approximately 10% of the Company's issued and outstanding shares as the date of this Information Circular.  In addition, options shall only be granted under the New Stock Option Plan to the extent that the aggregate number of common shares issuable under the New Stock Option Plan, and all other Company plans, does not exceed 24,597,282 common shares. For clarity, "all other Company plans" currently includes the Current Stock Option Plan, but as previously noted above, excludes the former stock option plans of Creston Moly Corp. and Stingray Copper Inc. that have been assumed by the Company.

●
Under no circumstances shall the New Stock Option Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in:

(a)	the number of shares reserved for issuance to insiders exceeding 10% of the outstanding issue;

(b)	the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the outstanding issue; or

(c)	the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the outstanding issue.

●	The aggregate number of shares which may be subject to issuance pursuant to options granted to optionees who are non-employee Directors shall not exceed 0.5% of the outstanding issue.

(The "outstanding issue" is the number of common shares of the Company outstanding immediately prior to any option grant.)

●	The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

●
Options shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the earlier of 10 years from the date the option is granted and the latest date permitted by the TSX.

●
If the expiry date in respect of any option occurs during or within five (5) trading days following a trading black-out period imposed by the Company, the expiry date of the option shall be automatically extended to the date that is ten (10) trading days following the end of such black-out period; provided that if an additional black-out period is subsequently imposed by the Company during the extension period, then the extension period shall be deemed to commence following the end of such additional black-out period to enable the exercise of such options within ten (10) trading days following the end of the last imposed black-out period.

●
Vesting of options is determined by the Board of Directors of the Company and options are non-assignable, except than by will or pursuant to the laws of succession and, if permitted by the rules and policies of the TSX and otherwise permitted by the New Stock Option Plan, to a personal trust for the benefit of a spouse, the children or grandchildren of the optionee, or to a corporation controlled by an optionee or to a registered retirement savings plan where the optionee is the sole beneficiary.

●
Subject to the original expiry dates in each instance noted below, options can be exercised by the optionee as long as the optionee is a Director, officer, employee or service provider to the Company or its subsidiaries, or within a period of not more than 90 days after ceasing to be a Director, officer, employee or service provider due to voluntary resignation or retirement.  If the optionee dies, options can be exercised within one year from the date of the optionee's death.  If the optionee ceases to be employed or engaged by the Company or its subsidiaries for cause, each option held by the optionee shall be cancelled effective immediately as of the date of termination.  Each option held by any optionee performing or engaged in investor relations activities for the Company shall be exercisable at any time up to but not after the earlier of the expiry date of that option and the date which is 30 days after the optionee ceases to be engaged in engaged in investor relations activities for the Company.

●
Options granted under the New Stock Option Plan carry with them associated share appreciation rights which allow a holder of an option under the New Stock Option Plan to elect not to exercise all or a portion of options held and instead receive the number of common shares of the Company disregarding fractions, which, when multiplied by the 'fair value' of the common shares to which an option relates (determined as the weighted average market price for the common shares of the Company on the TSX for the immediately preceding five trading days), has a total value equal to the product of the number of such common shares multiplied by the difference between the weighted average market price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the option price per share of the optioned shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in optioned shares) required to be withheld on account of income taxes.

●
The Board may from time to time in the absolute discretion of the Board amend, modify and change the provisions of an option granted under the New Stock Option Plan, or the New Option Plan, without obtaining approval of shareholders to:

(a)           make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority;

(b)           change vesting provisions of an option or the New Stock Option Plan;

(c)           change the termination provisions of an option or the New Stock Option Plan which does not entail an extension beyond the original expiry date of the option or the New Stock Option Plan;

(d)           implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the New Stock Option Plan; and

(e)           make any other amendments of a non-material nature which are approved by the TSX.

●
Excepting those changes noted immediately above, all other New Stock Option Plan amendments modifications or changes shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company given by the affirmative vote of a majority of the shares (or, where required, “disinterested” shareholder approval) represented at the meeting of the shareholders of the Company at which a motion to approve the New Stock Option Plan or an amendment is presented.  Specific amendments requiring shareholder approval include:

(a)           Any increase in the number of shares reserved for issuance under a plan or plan maximum;

(b)           Any reduction in exercise price or cancellation and reissue of options or other entitlements;

(c)           Any amendment that extends the term of options beyond the original expiry;

(d)           Amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;

(e)           Any amendment which would permit options granted under the New Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(f)           Any amendments to the New Stock Option Plan amendment provisions.

Additionally, any amendment, modification or change of any provision of the Plan shall also be subject to shareholder approval, if required, by any regulatory body having jurisdiction.

●
If a change of control as defined under the New Stock Option Plan occurs, all option shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the optionee.

The full text of the New Stock Option Plan will be available for review at the Meeting, or can be requested by contacting the Company at 1050 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6, by telephone at (604) 694-0005, or by e-mail at mleblanc@mercatorminerals.com

At the Meeting, the shareholders will be asked to pass an ordinary resolution approving the adoption of the New Stock Option Plan in the form to be presented at the Meeting, subject to such amendments to form as may be required by the TSX. All shareholders present at the Meeting, whether in person or by proxy, will be entitled to vote on such resolution.

The Directors believe that the approval of the New Stock Option Plan is in the best interests of the Company and recommend that shareholders vote in favour of the resolution to approve the New Stock Option Plan. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted for the approval of the New Stock Option Plan.

Text of Ordinary Resolution to Approve New Stock Option Plan

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

"RESOLVED THAT:

1.
the New Stock Option Plan in the form presented to the shareholders, available at the Meeting and described in the information circular dated July 27, 2011 be and is hereby approved and the Company is authorized to issue up to 24,597,282 shares pursuant to the New Stock Option Plan;

2.
the Board of Directors be authorized on behalf of the Company to make any amendments to the New Stock Option Plan as may be required by regulatory authorities without approval of the shareholders of the Company in order to ensure the adoption of the New Stock Option Plan; and

3.
any one director or officer of the Company be and is hereby authorized to execute and deliver, on behalf of the Company, all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable to carry out the intent of the foregoing resolutions."

Approval of Shareholder Rights Plan

The following is only a summary of certain provisions of the Shareholder Rights Plan and is qualified in its entirety by the provisions of the Shareholder Rights Plan Agreement.  Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan Agreement.  A shareholder or other interested party may obtain a copy of the Rights Plan Agreement by contacting the Corporate Secretary of the Company at 1050 – 625 Howe Street, Vancouver, B.C. Canada V6C 2T6, Tel: 604-694-0005, Fax: 604-558-0085, or by accessing the Company’s publicly filed documents, including the Rights Plan Agreement, on SEDAR at www.sedar.com.

On February 9, 2011, the Company's Board of Directors adopted a shareholder rights plan (the "Rights Plan") by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of February 9, 2011 between the Company and Computershare Investor Services Inc. as rights agent. The purpose of the Rights Plan is to provide shareholders and the Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board of Directors with adequate time to identify, develop and negotiate value enhancing alternatives (if considered appropriate) to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with takeover bid for the Company, and to ensure that any proposed transaction is in the best interests of the Company's shareholders. The Rights Plan must be presented and approved by the shareholders of Mercator in accordance with the terms of the Rights Plan Agreement within six months of its adoption by the Board.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the Rights Plan Agreement.  Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the TSX.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement is and continues to be in the best interests of the Company and its shareholders.  The Board recommends that shareholders vote in favour of the resolution approving, confirming and ratifying the Rights Plan Agreement and authorizing the issuance of Rights (defined below) pursuant thereto. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted in favour or the resolution approving, confirming and ratifying the Rights Plan Agreement and authorizing the issuance of Rights.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The Directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days.  Accordingly, the directors believe the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.

The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control.  By motivating would-be acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company.  The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders.  The Directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding common shares of the Company.  Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders might wish to receive.

Term

Provided the Rights Plan Agreement is confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2014 unless the term of the Rights Plan Agreement is terminated earlier.  The Rights Plan may be extended beyond 2014 for an additional three-year period by resolution of shareholders at such meeting in accordance with the provisions of the Rights Plan Agreement, and for subsequent three-year periods on the same basis. If the Rights Plan Agreement is not ratified at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting and all Rights issued under the Rights Plan will be cancelled.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding at 4:00 p.m. (Vancouver time) on February 9, 2011 (the "Record Time").  One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Rights Exercise Privilege

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a "Flip-in Event".  Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a 50% discount to their market price.  A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding common shares as of the Record Time is exempt from the dilutive effects of the Rights Plan.

The issuance of the Rights is not dilutive until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their common shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time.  Rights are also attached to common shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend.  Shareholders are not required to return their certificates in order to have the benefit of the Rights.  Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares.  From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the take-over bid must be made by means of a take-over bid circular;

(b)	the take-over bid is made to all holders of voting shares as registered on the books of the Company, other than the offeror, for all of the voting shares held by them;

(c)
the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn at the close of business on the date of first take up or payment for voting shares;

(d)
the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)
the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror.  Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board.  With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right.  Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.  It is not the intention of the Board to secure the continuance of existing Directors or officers to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any Director.  The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or common shares, supplement or amend the Rights Plan Agreement and may, after the date of the Meeting (provided the Rights Plan Agreement is ratified, confirmed and approved by shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement.  The Company may make amendments to the Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect.  However, the power of the Board to issue additional common shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by shareholders of the Company not later than August, 9 2011.  The TSX also requires that such ratification be obtained.  The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of common shares, and, if applicable, by a separate majority vote excluding any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares, and (ii) the associates, affiliates and insiders of such shareholders.  Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve Rights Plan

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

"RESOLVED THAT:

1.
the shareholder rights plan agreement dated as of February 9, 2011 between the Company and Computershare Investor Services Inc. be and is hereby ratified, confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

2.	the actions of the directors and officers of the Company in executing and delivering the shareholder rights plan agreement be and the same are hereby ratified, confirmed, approved and authorized; and

3.
any one director or officer of the Company be and is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the said agreement."

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 1050 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6 Telephone:  (604) 694-0005; or by e-mail at mleblanc@mercatorminerals.com or postmaster@mercatorminerals.com to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 27th day of July, 2011.

APPROVED BY THE BOARD OF DIRECTORS

        "Marc S. LeBlanc"

Marc S. LeBlanc, Vice-President Corporate Development and Corporate Secretary

Schedule "A" to the Information Circular
of Mercator Minerals Ltd.

MERCATOR MINERALS LTD.
(the "Corporation")

BOARD OF DIRECTORS - TERMS OF REFERENCE

Composition of the Board of Directors (the "Board") and its Committees

In accordance with the requirements of applicable laws, the Board of Directors of the Corporation shall supervise the management of the business and affairs of the Corporation.  The tenure of directors is limited under the Act and the Corporations Articles of Continuance.

The Board elects a Chair whose principal responsibility is to manage the Board. The Chair must be independent of management and cannot be the CEO of the Company.

The Chairman of the Corporation shall:

●	manage the Board to ensure that the Corporation has appropriate objectives and an effective strategy; that there is a team of executive directors and supporting staff able to implement the strategy;

●	that there are procedures in place to inform the Board of performance against objectives and to ensure that the Corporation is operating in accordance with the high standard of corporate governance.

●
Seek to ensure that the non-executive directors receive timely, relevant information, tailored to their needs and that they are properly briefed on the issues arising at board meetings, so that they can make an effective contribution as board members.

●	Make proposals to the Board on all board appointments, including non-executive directors.

The President and Chief Executive Officer ("CEO") of the Corporation shall manage the Corporation by developing objectives, strategy and standards of performance; securing and leading a management team of the right calibre and directing that team to deliver the required performance.

In general terms, the President/CEO's responsibilities will encompass:

●	The overall direction and management of the Corporation;

●
The development of objectives, strategy and performance standards, consistent with the overall group direction and which will be reviewed and agreed by the Chairman and the Board of Directors of the Corporation;

●
Securing and leading a management team of the right calibre to achieve the agreed strategies and objectives and, in particular, ensuing that there is a monitoring system in place to maintain progressive performance standards and compliance with the highest standards of corporate governance; and,

●	Building and maintaining the Corporation's standing with third parties.

●	Brief the Chairman regularly on all significant matters.

●
On an annual basis, the President/CEO will demonstrate to the Board that the Corporation has soundly based plans for the development of personnel resources within the Corporation and that management development programmes are in place to ensure successful future management.

Stewardship Responsibility

The Board's fundamental objective is to create value for the members and shareholders of the Corporation and to protect the value of the Corporation against erosion. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of the Corporation and of the membership and shareholders generally. The Board and its individual directors do not represent any specific constituency or interest group within the membership, the Company, shareholders of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is to supervise the management of the Corporation. The day-to-day management of the business and affairs is delegated by the Board to the CEO and other executive officers.

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the CEO, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading financial institution.

Specific Responsibilities

In discharging its duties and stewardship responsibility, the Board:

Sets strategic direction, adopts and supervises the strategic planning process, and approves the plans and goals. The CEO and management team have direct responsibility for the ongoing development and implementation of the strategic planning process and the fulfillment of long term goals. These goals are reviewed and approved annually by the Board. The Board monitors the success of management in implementing the approved strategies and plans.

The Board has the following non-exclusive duties and responsibilities

Identify the principal risks of business and ensures the implementation of appropriate systems to manage these risks. The Board must understand the principal risks of the business and ensure that systems are in place to monitor and manage these risks effectively with a view to the long term viability and success of the corporation and the interests of its members and shareholders generally.

Appoint, monitor the performance of, and determine the compensation for the CEO and senior management. The Board must ensure that the company has management of the highest calibre. This responsibility is carried out primarily through the appointment of the CEO. On an ongoing basis, the Board assesses the CEO's performance against criteria and objectives established by the Board. In addition to the CEO, the Board appoints and removes the Chief Operating Officer, the Chief Financial Officer and the Corporate Secretary, and elects and removes the Chairman of the Board.

Adopt procedures to ensure independent functioning of the Board. The Board must put in place appropriate procedures to ensure that the Board is able to function independently of management. This responsibility is fulfilled through the election of a non-executive Chair, by ensuring that the directors have an opportunity to discuss issues in the absence of management other than the CEO, and by establishing a process and guidelines to enable individual directors and Committees of the Board to engage outside advisors. The Board is responsible for defining its relationship with management and for establishing, through the development of clear policies and procedures, specific levels of authority for management.

Ensure integrity of the Corporation's internal control and management information systems. This responsibility includes reviewing and approving historical financial information and ensuring the integrity of the audit system and compliance with applicable accounting principles and laws. The Board must ensure that it receives a flow of historical and non-historical information that provides a base for determining the future prospects and direction of the business.

Adopt and implement a communications policy. The Board must ensure that policies and procedures are in place to enable the company to communicate effectively with its members and shareholders, together with other stakeholders and the public generally. It must also ensure that effective means are available to enable members and shareholders to communicate with senior management and the Board.

Ensure succession planning is in place. The Board must ensure that adequate and effective succession plans are in place for the CEO and senior management.

Adopt policies that govern the conduct of directors, officers and employees. The Board must ensure that clear and unambiguous policies are in place relating to the conduct of the directors, officers and all employees and to ensure compliance with all applicable standards, laws and regulations. The Board must adopt procedures to ensure reporting through management of any significant or material breaches of these policies and of improper or questionable conduct. The Board is also responsible for identification and reporting of conflicts of interest whether potential or actual.

The Board shall consider and approve:

●
all material public disclosure documents to be issued by the Corporation including annual financial statements, interim financial statements, annual reports, annual information forms and related disclosure including management's discussion and analysis disclosure.

●
an annual business plan for the Corporation prepared by management which shall include operating objectives for the business plan periods as well as strategic objectives; such as acquisitions or dispositions of properties;

●	results of operations including operating revenue, operating expenses, general and administrative expenses and income from operations;

●	declare dividends on the outstanding shares of the Corporation including its preferred shares;

●	assess management performance on an on-going basis;

●	Supervise compliance by the Corporation with respect to local news including compliance with environmental, health, safety and securities laws.

The Board of Directors of the Corporation shall appoint committees from time to time as may be required by law or as may be otherwise desirable in order to carry out their duties and responsibilities as required thereby.

The Board currently has five standing committees: Audit, Compensation, Corporate Governance and Nominating, Environment Health and Safety and Special. Each committee is comprised of a minimum of three Directors. The Chair and CEO serve ex-officio on those Committees to which they have not otherwise been elected or appointed. Each committee also has available to it as resources such members of the Company management as may from time to time be determined to be appropriate. The Audit Committees is mandatory under the rules and policies of the TSX and applicable securities and corporate policy and legislation. The number of additional Committees of the Board are determined by the Board from time to time. The Board determines the powers and responsibilities of each Committee, and reviews the authority and mandate of each Committee annually.

Operation of the Board

The Board shall meet a minimum of once in each quarter.

The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the office of the Chair, any director may request additional items for inclusion on the agenda.

All reports and material for approval by the Board shall be delivered at least 24 hours in advance of a Board meeting in rush circumstances, and 48 hours for regular reporting, unless extenuating circumstances, as approved by the Chair of the Board, dictate otherwise.

The presence of a majority of the directors constitutes a quorum.

Any director may request a meeting of the Board with no management in attendance, other than the CEO if he or she is then serving as a director and, unless inappropriate, the Corporate Secretary. Requests for such an in-camera meeting shall be made initially to the Chair, who shall make a determination as to whether or not the requested meeting should be held. If the Chair determines that the requested meeting should not be held and the director requesting the meeting is not satisfied with that determination, the director may make a motion at a meeting of the Board that the requested in-camera meeting be held and the matter shall be resolved by vote of the Board.

Board Information

●	The directors shall be entitled to unrestricted access to the Corporation's personnel and documents and will be provided with the resources necessary to carry out its responsibilities hereunder.

●
Management of the Corporation shall provide to the Board of Directors on a regular basis a report with respect to the ongoing business of the Corporation which shall include property information such as turnover, vacancies and material delinquent accounts. Management shall also provide the directors with, on not less than a quarterly basis, a report with respect to the Corporation's compliance with applicable financial covenants and ratios, the absence of default under material contracts, compliance with tax withholding obligations and a report as to the status of outstanding litigation or other proceedings affecting the Corporation directly or indirectly.

●
The Board of Directors shall be provided with an agenda together with relevant background information for each meeting of the Board. Such information shall be made available to the directors at least three full business days prior to the applicable meeting date.

●	The directors shall be provided with a directors' manual containing copies of board related procedures, policies and committee terms of reference.

Control Matters

Management is responsible for designing and implementing appropriate internal controls for the organization. Control, in accordance with the Canadian Institute of Chartered Accountants guidelines, includes appropriate systems to ensure the integrity of financial reporting, due protection and management of the Corporation's assets and the management of manageable business risks. On an annual basis, management will prepare a report on the control environment for review by the Audit Committee and subsequent approval by the Board of Directors.

Conflict of Interest

The Board of Directors of the Corporation shall ensure that any related party transactions between the Corporation and any of its associates or affiliates are fair and reasonable as required by applicable securities and related laws.

Director Participation

Each member of the Board of Directors shall make himself available on reasonable notice to attend board meetings of the Corporation, whether by telephone or whether in person, and shall devote sufficient time and effort as may be required in order to adequately and effectively carry out and conduct the duties of the directors as herein set out.

The Directors shall provide advice to the Corporation from time to time with respect to equity markets and opportunities for the Corporation.

Each member of the Board of Directors shall refrain from any action or conduct that might conflict with the interests of the Corporation.

Schedule "B" to the Information Circular
of Mercator Minerals Ltd.

Reporting Package (as defined in section 4.11 of NI 51-102)

See attached.

Attach Stock Option Plan if applicable

Please direct all inquiries to:

Questions and Further Assistance
If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact our proxy solicitation agent at:

North American Toll Free Number: 1-866-656-4104
International line (outside Canada and US) - 1-781-575-2168
Email: askus@georgeson.com